Exhibit 99.5

Annual General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolutions presented for consideration by the Annual General Meeting of Shareholders on December 27, 2013

AGENDA	Affirmative	Negative	Abstained

1)         the adoption of the Company’s 2013 Share Incentive Plan in the form attached hereto as Exhibit A, under which, subject to other provisions of the plan, the Award Pool (capitalized terms herein will have the meanings defined in the plan unless stated otherwise) initially shall be equal to 13,830,000 Shares, provided that, the Shares reserved in the Award Pool shall be increased automatically if and whenever the Shares reserved in the Award Pool (which, for the avoidance of doubt, means the number of Shares that remain in the Award Pool after excluding the total number of Shares underlying the options or other awards granted previously that remain outstanding) account for less than one percent (1%) of the total then-issued and outstanding Shares on an as-converted basis, as a result of which increase the Shares reserved in the Award Pool immediately after each such increase shall equal five percent (5%) of the then-issued and outstanding Shares on an as-converted basis, be and hereby is approved, ratified and confirmed.

2)         each director of the Company is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

(Signature)